Exhibit 99.1

Brussels / 6 May 2021 / 7.00 am CET

Regulated and Inside information1

Anheuser-Busch InBev Announces CEO Succession: Michel Doukeris named CEO effective 1 July, 2021 Carlos Brito to step down after 15 years as CEO

Brussels – 6 May 2021 — Anheuser-Busch InBev (Euronext: ABI) (NYSE: BUD) (MEXBOL: ANB) (JSE: ANH) (“AB InBev”) today announced that its Board of Directors has unanimously elected Michel Doukeris, President of AB InBev’s North America Zone, to succeed Carlos Brito as Chief Executive Officer effective 1 July, 2021. Brito will step down after 15 years as CEO and 32 years at the company.

“We are grateful to Brito for his tremendous service and leadership,” said AB InBev Board Chairman Martin Barrington. “Among his many accomplishments, Brito was the architect who led and built AB InBev into the world’s leading beer company and a leading global consumer packaged goods company by masterfully integrating the many businesses that comprise AB InBev today. He has always been a role model of the company’s successful ownership culture. The Board thanks Brito for his dedicated service, passion, caring and commitment to making our company dream big and delivering.”

“I am very proud of being part of this team of 164,000 colleagues around the world that have been on our journey,” said Brito. “It has been an honor and privilege to work with such a talented group of individuals as we built this global company based on strong values and our unwavering commitment to excellence, quality, consumers and communities. I am very excited about the future of our business under Michel’s leadership and congratulate him on the appointment as CEO of this amazing company.”

Michel Doukeris is uniquely suited to accelerate AB InBev’s transformation and lead its next chapter of growth. Throughout his career at AB InBev Michel has consistently delivered strong results while serving in key leadership roles in Brazil, China and the United States, three of the company’s largest markets. As President of the North America Zone, the U.S. business has delivered consistent topline growth and led the beer industry in innovations for the last two years. Prior to leading the North America Zone, Michel was the company’s global Chief Sales Officer. Prior to that, he was President of the Asia Pacific Zone where he accelerated top line, volume and EBITDA growth and implemented the ‘High End’ division in China, a transformational route-to-market initiative focused on building premium brands. He also successfully implemented the company’s first direct-to-consumer e-commerce platform.

AB InBev Board Chairman Martin Barrington said, “After conducting a rigorous and robust selection process, the Board is delighted that our next CEO comes from our deep bench of leadership talent. Michel is the right leader to take the company into its next phase of organic growth and success. He has a proven track record in innovation, multi-category brand building in beer and adjacencies, consumer insight, and expanding premium brands in both emerging and developed markets. The Board is excited to continue to work closely with Michel as we grow the company.”

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The enclosed information constitutes inside information as defined in Regulation (EU) No 596/2014 of the European Parliament and of the Council of 16 April 2014 on market abuse, and regulated information as defined in the Belgian Royal Decree of 14 November 2007 regarding the duties of issuers of financial instruments which have been admitted for trading on a regulated market.

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Commenting on his appointment, Michel stated: “I am honored and humbled by the opportunity to lead AB InBev and to continue our company’s legacy of exceptional leadership and value creation. Throughout my career at AB InBev I have had the privilege to lead our business in different regions of the world and to work alongside the industry’s most talented and passionate colleagues every step of the way. I look forward to bringing a fresh perspective that builds on our consumer-first mindset and drives innovation and transformation in this next exciting stage. I congratulate Brito on his exceptional career and thank the Board of Directors for their confidence in me to lead the next chapter of AB InBev’s growth.”

A new leader for the North America Zone will be announced before July 1, 2021.

For further information, please see :

Profile—Carlos Brito

Profile—Michel Doukeris

Picture – Carlos Brito and Michel Doukeris

Picture – Carlos Brito

Picture – Michel Doukeris

ANHEUSER-BUSCH INBEV CONTACT

Investors	Media
Lauren Abbott	Ingvild Van Lysebetten
Tel. : +1 212 573 9287	Tel. : +32 16 276 608
E-mail : lauren.abbott@ab-inbev.com	E-mail : ingvild.vanlysebetten@ab-inbev.com

Maria Glukhova	Fallon Buckelew
Tel. : +32 16 276 888	Tel. : +1 310 592 6319
E-mail : maria.glukhova@ab-inbev.com	E-mail : fallon.buckelew@ab-inbev.com

Jency John
Tel. : +1 646 746 9673
E-mail : jency.john@ab-inbev.com

Legal disclaimer

This release contains “forward-looking statements”. These statements are based on the current expectations and views of future events and developments of the management of AB InBev and are naturally subject to uncertainty and changes in circumstances. The forward-looking statements contained in this release include, statements other than historical facts and include statements typically containing words such as “will”, “may”, “should”, “believe”, “intends”, “expects”, “anticipates”, “targets”, “estimates”, “likely”, “foresees” and words of similar import. All statements other than statements of historical facts are forward-looking statements. You should not place undue reliance on these forward-looking statements, which reflect the current views of the management of AB InBev, are subject to numerous risks and uncertainties about AB InBev and are dependent on many factors, some of which are outside of AB InBev’s control. There are important factors, risks and uncertainties that could cause actual outcomes and results to be materially different, including, but not limited to, the effects of the COVID-19 pandemic and uncertainties about its impact and duration and the risks and uncertainties relating to AB InBev described under Item 3.D of AB InBev’s Annual Report on Form 20-F filed with the SEC on 19 March 2021.

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About Anheuser-Busch InBev

Anheuser-Busch InBev is a publicly traded company (Euronext: ABI) based in Leuven, Belgium, with secondary listings on the Mexico (MEXBOL: ANB) and South Africa (JSE: ANH) stock exchanges and with American Depositary Receipts on the New York Stock Exchange (NYSE: BUD). Our Dream is to bring people together for a better world. Beer, the original social network, has been bringing people together for thousands of years. We are committed to building great brands that stand the test of time and to brewing the best beers using the finest natural ingredients. Our diverse portfolio of well over 500 beer brands includes global brands Budweiser®, Corona® and Stella Artois®; multi-country brands Beck’s®, Hoegaarden®, Leffe® and Michelob ULTRA®; and local champions such as Aguila®, Antarctica®, Bud Light®, Brahma®, Cass®, Castle®, Castle Lite®, Cristal®, Harbin®, Jupiler®, Modelo Especial®, Quilmes®, Victoria®, Sedrin®, and Skol®. Our brewing heritage dates back more than 600 years, spanning continents and generations. From our European roots at the Den Hoorn brewery in Leuven, Belgium. To the pioneering spirit of the Anheuser & Co brewery in St. Louis, US. To the creation of the Castle Brewery in South Africa during the Johannesburg gold rush. To Bohemia, the first brewery in Brazil. Geographically diversified with a balanced exposure to developed and developing markets, we leverage the collective strengths of approximately 164,000 colleagues based in nearly 50 countries worldwide. For 2020, AB InBev’s reported revenue was 46.9 billion USD (excluding JVs and associates).

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